FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                15 December 2004


                                File no. 0-17630


                           CRH - Director Shareholding



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: Director Shareholding


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.


1.   Name of company

     CRH plc

2.   Name of director

     Thomas W. Hill

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Thomas W. Hill                           6,361
     Aurum Nominees Limited                  36,844
     Pershing Keen Nominees Limited           6,577
     National City Nominees Limited          21,726

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     (i)  Exercise of share options
     (ii) Sale of Shares

7.   Number of shares/acquired

     65,868

8.   Percentage of issued class

     -

9.   Number of shares/amount of stock disposed

     59,507

10.  Percentage of issued class

     -

11.  Class of security

     Ordinary Shares

12.  Price per share

     (i)   EURO14.6563
     (ii)  EURO19.82

13.  Date of transaction

     (i)   15th December 2004
     (ii)  15th December 2004

14.  Date company informed

     (I) 15th December 2004 (ii)15th December 2004

15.  Total holding following this notification

     71,508

16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant


18.  Period during which or date on which exercisable


19.  Total amount paid (if any) for grant of the option


20.  Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23.  Any additional information



24.  Name of contact and telephone number for queries

     Neil Colgan
     +    353 1 6344346

25. Name and signature of authorised company official responsible for making this notification

     Neil Colgan, Assistant Company Secretary


Date of notification    15th December 2004



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 15 December 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director